Exhibit 99.1

Medigus to Present at the 28th Annual ROTH Conference

CEO Chris Rowland to Present on March 14, 2016 at 8:00 a.m. PDT

OMER, Israel, March 3, 2016 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today that Chris Rowland, Chief Executive Officer, will present at the 28th Annual ROTH Conference at 8:00 a.m. PDT, on March 14, 2016. The conference will take place March 13-16, 2016 at the Ritz Carlton in Dana Point, California.

A live webcast of the presentation will be available at: http://wsw.com/webcast/roth30/mdgs.  The webcast will be archived for 90 days following the live presentation. Medigus management will be available March 13-16 for one-on-one meetings. Please contact your ROTH representative or David Carey at dcarey@lazarpartners.com to schedule a meeting.

About the 28th Annual ROTH Conference
This conference is one of the largest of its kind in the U.S. Following the success of previous years’ events, the ROTH Conference, with close to 500 participating companies and over 3,000 attendees, will feature presentations from hundreds of public and private companies in a variety of sectors including Business Services, Cleantech & Solar, Consumer, Industrial Growth, Healthcare, Resources, Retail & E-Commerce and Technology & Media. ROTH combines company presentations, Q&A sessions, expert panels and management one-on-one meetings to provide institutional clients with extensive interaction with senior management to gain in-depth insights into each company.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

INVESTOR RELATIONS CONTACT (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1762
dcarey@lazarpartners.com

INVESTOR RELATIONS CONTACT (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com